EXHIBIT 99.1

China Liberal Education Holdings Limited Successfully Finished Projects Providing

Technical Support Services for State Grid Corporation of China

BEIJING, CHINA, December 10, 2020 -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal”, or the “Company”, or “we”), an educational services provider in China, today announced that the Company has successfully provided services under four agreements (the “Agreements”) with Wuhan Wangjie Hengtong Information Technology Co., Ltd. (“WWH”), one of the service providers of State Grid Corporation of China (“SGC”), a Chinese state-owned electric utility corporation, to provide technical support services for SGC.

Pursuant to the Agreements with terms ranging from one month to one year in 2020, the Company agreed to provide technical support for the construction of the comprehensive operational capacity of SGC’s power supply command center, in order to achieve the function of multi-location video conference, which is used for scheduling meetings, consultations, discussions and training sessions. The Company also agreed to develop remote video interactive information system for SGC and optimize the operation of SGC’s service power supply supervision and management platform.

Ms. Ngai Ngai Lam, Chairwoman and CEO of China Liberal, commented, “We are excited to have worked with WWH and provided SGC with our services. This showcases the quality and popularity of our products and services as well as our strong capabilities. Through cooperation, we quickly transferred our technology and applied our experience with existing data platforms to SGC’s various business sectors. In addition, our cooperation reduced the customer’s data development and maintenance costs, realized multi-dimensional statistical analyses, improved system flexibility, and found timely solutions to address customer needs. This cooperation with SGC marked a good start, and we expect to expand our cooperation in 2021, which will not only include our data platform technology, but also our newly launched all-in-one machine AI-Space, designed to provide highly integrated visualization solutions for various scenarios with strict reliability requirements and is a good fit for smart business and exhibition halls of SGC and telecommunications companies.”

1

About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational services provider in China. It provides a wide range of services, including those under Sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, visit the company’s website at ir.chinaliberal.com.

Forward-Looking Statements

This document contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

Investor Relations Contact

China Liberal Education Holdings Limited

Email:ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email: tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

2